                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                            IMPCO Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45255W106
                              --------------------
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 14, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d- 1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       (Continued on the following pages)

CUSIP No. 45255W106                    13D                     Page 2 of 7 Pages



--------------------------------------------------------------------------------
1        Name of Reporting Person                        BERU Aktiengesellschaft
         S.S. or I.R.S. Identification No.
         of Above Person                                 Not applicable

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                                                                         WC

--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                                                     Germany
--------------------------------------------------------------------------------
                           7        Sole Voting Power
 Number of
   Shares                                                            367,500
Beneficially               -----------------------------------------------------
  Owned by                 8        Shared Voting Power
    Each                                                                   0
  Reporting                -----------------------------------------------------
   Person                  9        Sole Dispositive Power
    With                                                             367,500
                           -----------------------------------------------------
                           10       Shared Dispositive Power
                                                                           0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     367,500

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                             [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                         5.2%

--------------------------------------------------------------------------------
14       Type of Reporting Person
                                                                          CO
--------------------------------------------------------------------------------

CUSIP No. 45255W106                    13D                     Page 3 of 7 Pages



                            Statement on Schedule 13D

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 16804 Gridley Place, Cerritos, California 90703.

Item 2.  Identity and Background.
         -----------------------

         (a) The name of the entity filing this statement is BERU
Aktiengesellschaft, a corporation entered in the Commercial Register of the local court in Ludwigsburg, Germany ("BERU").

         (b) BERU's business address is Moerikestrasse 155, 71636 Ludwigsburg, Germany.

         (c) BERU manufactures and sells glow plugs, and other electrical, electronic and mechanical components, as well as components of all kinds and is a leader in the development, production and distribution of automotive high quality cold-start systems for diesel engines as well as ignition technology products for petrol engines used in automobiles, commercial vehicles and other stationary engines.

         (d) BERU has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) BERU has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

CUSIP No. 45255W106                    13D                     Page 4 of 7 Pages




         Officers and Directors and Controlling Persons of BERU:

         Appendix A sets forth the name, principal occupation, business address and citizenship of each executive officer and director and controlling person of BERU.

         To the best knowledge of BERU, during the last five years none of the persons listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding as to any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         In a series of private transactions, BERU purchased from Baden-Wuerttembergische Bank Aktiengesellschaft ("BW Bank") an aggregate of 367,500 shares of the Common Stock of the Issuer for cash consideration totalling $4,453,125, which funds were provided by available cash on hand. BW Bank had acquired the securities in open market transactions during March and April 1998, with the understanding that the shares would be for the account of BERU and would be transferred to BERU in due course. See Item 5(c) below.

Item 4.  Purpose of Transaction.
         ----------------------

         BERU acquired the securities reported herein for investment purposes.

         (a) BERU continues to speak to other shareholders and may continue to acquire shares in open market or private transactions.

         Except as described herein, BERU has no present plans or proposals which relate to or would result in any of the events referred to in paragraphs
(b) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

         (a) Reference is made to rows (11) and (13) of the cover page.

CUSIP No. 45255W106                    13D                     Page 5 of 7 Pages



         (b) Reference is made to rows (7) through (10) of the cover page.

         (c) BERU acquired shares of Common Stock of the Issuer from BW Bank in the following private transactions:

--------------------------------------------------------------------------------
Date of Purchase               Number of Shares                Price per Share
--------------------------------------------------------------------------------
April 9, 1998                  250,000                         $12.10
--------------------------------------------------------------------------------
April 17, 1998                  90,000                         $12.125
--------------------------------------------------------------------------------
May 14, 1998                    27,500                         $12.25
--------------------------------------------------------------------------------

         (d)      None.

         (e)      Not applicable.

Item 6. Contract Arrangements, Understandings or Relationships With Respect to Securities of the Company .
         ----------------------------------------------------------------------

         See Item 3 above.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------
                  None.

CUSIP No. 45255W106                    13D                     Page 6 of 7 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   May 16, 1998

                                         BERU Aktiengesellschaft



                                          By:  /s/ Ulrich Ruetz
                                               ------------------------------
                                               Name:  Ulrich Ruetz
                                               Title: Chairman and
                                                      Chief Executive Officer

CUSIP No. 45255W106                    13D                     Page 7 of 7 Pages


                                   APPENDIX A

          EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF BERU

         The principal business address of each of the persons listed below is c/o BERU Aktiengesellschaft, Moerikestrasse 155, 71636 Ludwigsburg, Germany.

                All persons listed below are citizens of Germany.

--------------------------------------------------------------------------------
Title                               Name                          Occupation
--------------------------------------------------------------------------------
Member of Management                Ulrich Ruetz                  Engineer
Board, Chairman and
Chief Executive Officer
--------------------------------------------------------------------------------
Member of Management                Bernhard Herzig               Engineer
Board
--------------------------------------------------------------------------------
Member Supervisory                  Wolfram Ruprecht              Engineer
Board
--------------------------------------------------------------------------------
Member Supervisory                  Professor Erich               Engineer
Board                               Killinger
--------------------------------------------------------------------------------
Member Supervisory                  Dr. Gerhard Wacker            Economist
Board
--------------------------------------------------------------------------------
Member Supervisory                  Winfried Witte                Engineer
Board
--------------------------------------------------------------------------------
Member Supervisory                  Marina Cee                    Administrative
Board                                                             Assistant
--------------------------------------------------------------------------------
Member Supervisory                  Wolfgang Zorr                 Electrician
Board
--------------------------------------------------------------------------------